November 17, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

Attention: H. Yuna Peng

Re:

Collegiate Funding of Delaware, L.L.C.
File No. 333-137587
Registration Statement on Form S-3

Dear Ms. Peng:

On September 25, 2006, our client, Collegiate Funding of Delaware, L.L.C. (the “Company”) delivered to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the above-referenced Registration Statement (the “Registration Statement”).  On behalf of the Company, submitted below are the Company’s responses to the comments (the “Comments”) of the Staff set forth in the Commission’s letter dated October 20, 2006.  The Company has also prepared a revised Registration Statement in response to the Staff’s Comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement, which reflects these revisions.

For your convenience, the Company’s responses have been placed in the order in which the Staff presented its Comments and the text of the Comment is presented in bold and italics before each response.  In order to assist your monitoring, we have either responded to the Comment and/or have described how the Registration Statement was amended in response to the Comment.  Page references in the text of this letter correspond to the pages of the amended Registration Statement.

General

1.

Comment: Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4. of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:  We confirm that the depositor and any issuing entity established by the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as this offering.  No affiliates of the depositor have offered a class of asset-backed securities involving the same asset class as this offering.

2.

Comment: Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.  Refer to Item 1100(f) of Regulation AB.

Response: We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.  We also confirm that we will file the finalized agreements as promptly as possible in order to be in compliance with 1934 Act reporting requirements.

3.

Comment: Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response: We confirm that unqualified legal and tax opinions will be filed in connection with each takedown.

4.

Comment: Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available.  Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response: We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5.

Comment: Please tell us whether the depositor or any of its affiliates will be involved in the reset or remarketing of the securities.  If so, you will need to register the remarketing transactions.  Please also refer to Section 15.01 of Reg. AB Telephone Interpretations.  In your response, please tell us about the consultation with the administrator in regards to the reset rate notes.

Response: The administrator, an affiliate of the Company, will be involved in the reset or remarketing of the reset rate notes.  The administrator has the best knowledge of the status of the collateral, the current prepayments speeds and the likely remaining maturity of the notes and is aware of all of the Company’s current and contemplated securitizations and the investors’ appetite for notes of a certain tenor or term.  Therefore, the administrator will be consulted to help maximize the chances of a successful remarketing and to aid the remarketing agents in determining the most appropriate terms for the notes.  The administrator is not, however, permitted to cause the declaration of a failed remarketing if it disagrees with any of the applicable terms that are established by the remarketing agents.  If the remarketing agents, in consultation with the administrator, are unable to determine the applicable terms on the relevant remarketing terms determination date, then, unless the holder of the call option chooses to exercise its call option, a failed remarketing will be declared.

Although the administrator will be involved in the reset or marketing of the reset rate notes, other similar registrants are not required to register the reset rate notes when such notes are remarketed or to pay a registration fee with respect to the remarketed notes that were previously publicly offered (other than in connection with the remarketing of a class of remarketed reset rate notes following the exercise of a call option).  Instead, unless the “all-hold rate” is in effect during the next reset period or the call option is exercised, such registrants are required to prepare and deliver an updated prospectus and either a new supplement to the original prospectus supplement or an updated prospectus supplement to confirm sales of reset rate notes at the time of each remarketing.  If the “all-hold rate” is in effect for the next reset period, such registrants would not have to prepare or deliver a new offering document since all of the existing holders of reset rate notes have affirmatively chosen to retain their notes and no new investors will purchase notes through the remarketing process.  If the call option is exercised, a new prospectus supplement and an updated prospectus will be prepared and delivered in connection with any subsequent resale of the related class of remarketed reset rate notes by the entity that exercised such option.

6.

Comment: We suggest explicitly incorporating the Annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

Response: The prospectus supplement and base prospectus have been revised in accordance with this comment.  Please see page S-57 of the prospectus supplement and pages 42 and 109 of the base prospectus.

7.

Comment: In an appropriate place in the prospectus, please provide bracketed disclosure regarding financial information that will be provided if an entity is liable or contingently liable to provide payments representing 10% or more.

Response: The prospectus supplement has been revised in accordance with this comment.  Please see page S-13 of the prospectus supplement.  Additionally, we call to the Staff’s attention the bracketed disclosure in the prospectus supplement under “Summary of Terms—[Swap Agreements]” on page S-14 of the prospectus supplement and “[Swap Agreements]” on page S-58 of the prospectus supplement, which also contain the requested information.

Prospectus Supplement

Summary of Terms, page S-I

8.

Comment: Please provide bracketed language to include disclosure about possible originators.  Refer to Item 1103(a)(1) of Regulation AB.  Similarly revise the chart at page S-iv.

Response: The prospectus supplement has been revised in accordance with this comment.  Please see page S-1 of the prospectus supplement.  Additionally, we call to the Staff’s attention the disclosure in the base prospectus under “The Originators” on page 37 of the base prospectus which states, in relevant part, that the identity of the actual originator of any particular student loan is not material, as the requisite underwriting criteria are in all cases prescribed by provisions of the Higher Education Act.  Further, the chart on page S-iv of the prospectus supplement illustrates which entities will be the sellers for a particular transaction and not necessarily the originators.  Therefore, we do not believe, in this case, that Item 1103(a)(1) of Regulation AB requires further revision to the prospectus supplement.

9.

Comment: Please provide disclosure in the summary for the size and characteristics of the asset pool.  See Item 1103(a)(2).

Response: The prospectus supplement has been revised in accordance with this comment.  Please see page S-5 of the prospectus supplement.

10.

Comment: We note that there is a step-down date which allows class B notes to receive principals.  Please briefly describe, if any, other events that can trigger liquidation or amortization of the asset pool or other triggers that would alter the transaction structure or flow of funds.

Response: The other events that can trigger liquidation or amortization of the asset pool or that would alter the transaction structure or flow of funds include a trigger event, described in the prospectus supplement on page S-8, events of default, described in the prospectus supplement on page S-11 and distributions as accelerated payments of principal on the notes following the master servicer’s failure to exercise its optional purchase right, described in the prospectus supplement on page S-13.

11.

Comment:  We note from the base prospectus that you may use a prefunding period and a revolving period.  Please include bracketed language to disclose in the prospectus supplement the information required by Item 1103(a)(5) of Regulation AB.

Response: The prospectus supplement has been revised in accordance with this comment.  Please see page S-11 of the prospectus supplement.

12.

Comment:  Please provide bracketed disclosure in the summary to indicate that you will identify any credit enhancement providers referenced under Item 1114 of Regulation AB.  Refer to Item 1103(a)(3)(ix) of Regulation AB.

Response: The prospectus supplement has been revised in accordance with this comment.  Please see page S-13 of the prospectus supplement.

13.

Comment:  We note from the base prospectus that you may use supplemental purchase period.  Please provide bracketed disclosure in the summary for this feature.

Response: The prospectus supplement has been revised in accordance with this comment.  Please see page S-11 of the prospectus supplement.

The Trust Student Loans, page S-4

14.

Comment:  Please add disclosure that the consolidation loan add-on period is limited to the prefunding period or advise.

Response: The prospectus supplement has been revised in accordance with this comment to include an end date for the consolidation loan add-on period, which will not extend beyond the maximum permitted prefunding period under Item 1101(c) of Regulation AB.  Please see page S-5 of the prospectus supplement.

Credit Enhancement for the Notes, page S-10

15.

Comment:  Please briefly describe how losses in interests not covered by enhancements/support will be allocated to the classes of securities.

Response: The prospectus supplement has been revised in accordance with this comment.  Please see page S-11 of the prospectus supplement.  Additionally, in contrast to some transactions with different asset types, losses in excess of available credit enhancement in this transaction and in most student loan securitizations, will not result in a write down of the principal balances of the classes of securities.  Instead, after all other available credit enhancement is exhausted, losses will reduce the amount available for distribution among the classes of securities.

Owner Trustee, page S-21

16.

Comment:  Please include bracketed language to describe to what extent the trustee has had prior experience serving as a trustee for asset-backed securities transactions involving similar pool assets, if applicable.  Refer to Item 1109(b) of Regulation AB.

Response: The prospectus supplement has been revised in accordance with this comment.  Please see page S-23 of the prospectus supplement.

The Trust Student Loan Pool, page S-22

17.

Comment: Please confirm that delinquent assets are limited to less than 20% of the asset pool.  Refer to Instruction I.B.5 to Form S-3 and Item 1101(d) of Regulation AB.

Response: We confirm that delinquencies will not constitute 20% or more, as measured by dollar volume, of pool assets as of the cutoff date.

18.

Comment:  Please clarify your charge-off policy.  In addition, please confirm that you will provide loss and delinquency information in 30/31 day buckets through charge-off.

Response: In contrast to some transactions with other asset types, student loans originated under the Federal Family Education Loan Program (“FFELP”) are guaranteed as to at least 97% of their principal and interest by state guarantors, which are reinsured by the Department of Education under the Higher Education Act.  A lender may file a default claim with the guarantor after the related FFELP loan has been delinquent for at least 270 days.  Most FFELP loans are considered to be in default when they are more than 270 days delinquent.  Although Regulation AB discusses descriptions of charge-off definitions and/or determinations, in the case of FFELP loans, unlike other asset types, such definitions and/or determinations are subject to a statutory regime under the Higher Education Act and charge-off policies are neither relevant nor material.

We confirm that we will provide loss and delinquency information on the trust student loans as of the date information is provided in the prospectus supplement in 30/31 day buckets through the latest date of delinquency.

[Affiliations and Certain Relationships and Related Transactions]

19.

Comment:  Please add a separately captioned section to disclose the affiliations and certain relationships and related transaction for the transaction parties referred to in Item 1119 of Regulation AB.

Response: The prospectus supplement has been revised in accordance with this comment.  Please see page S-24 of the prospectus supplement.

Fees and Expenses of the Issuing Entity, page S-51

20.

Comment:  Please clarify the source of the funds for each of the listed fees.  Also, if the amount of such fees or expenses is not fixed, provide the formula used to determine such fees or expenses.  Refer to Item 1113(c) of Regulation AB.

Response: The prospectus supplement has been revised in accordance with this comment.  Please see page S-54 of the prospectus supplement.

Base Prospectus

Interest and Principal, page 3

21.

Comment:  Please confirm to us that in no eventuality will you use an index which is not an index of interest rates for debt.

Response: We confirm that we will not use an “index” which is not an index of interest rates for debt.

Other Accounts, page 6

22.

Comment:  We note your disclosure that the related prospectus will also describe any other accounts established for the related issuing entity.  All possible accounts should be described in the base prospectus.  Please confirm that all accounts are described in the base prospectus and revise to clarify.  Similarly revise your disclosure at page 52.

Response: We confirm that the revised base prospectus includes all possible accounts.  Please see pages 4, 5, 6 and 52 of the base prospectus.

The Originators, page 37

23.

Comment:  We note the disclosure that “a majority of’ the loans will be originated by JPMorgan Chase Bank or its affiliates.  Please provide information under Item 1110 for originators that originate 10% or more of the assets, as applicable.

Response: We call to the Staff’s attention the disclosure in the base prospectus under “The Originators” on page 37 of the base prospectus which states, in relevant part, that the identity of the actual originator of any particular student loan is not material, as the requisite underwriting criteria are in all cases prescribed by provisions of the Higher Education Act.  Therefore, we do not believe, in this case, that the addition of disclosure regarding the originators of Federal Family Education Loan Program loans is warranted under Item 1110.

Additional Fundings, page 48

24.

Comment:  Please disclose the maximum amount of additional assets that may be acquired during the revolving period.  See Item 1111(g)(3) of Regulation AB.

Response: The base prospectus has been revised in accordance with this comment.  Please see page 49 of the base prospectus.

25.

Comment:  Please identify the percentage of the asset pool represented by the revolving period pursuant to Item 1111(g)(4) of Regulation AB.

Response: The base prospectus has been revised in accordance with this comment.  Please see page 49 of the base prospectus.

26.

Comment:  Please disclose when and how new pool assets may be acquired, removed, and substituted during the prefunding, supplemental purchase, or revolving period.  Describe any limits as required by Item 1111(g)(6) of Regulation AB.

Response: New pool assets may be acquired during the supplemental purchase period, the revolving period or the prefunding period, each of which is described on pages 48 and 49 of the base prospectus.  During the term of the transaction, including during the supplemental purchase period, the revolving period and the prefunding period, the depositor, a seller or the master servicer may be required to reacquire or purchase or substitute a trust student loan due to a breach of the representations, warranties or covenants of the depositor, a seller or the master servicer, as applicable.  Please see pages 7 and 8 of the base prospectus.

27.

Comment:  Please describe the underwriting criteria for assets that may be added to the pool during these periods as required by Item 1111(g)(7) of Regulation AB.

Response: The base prospectus has been revised in accordance with this comment.  Please see page 49 of the base prospectus.

Supplemental Purchase Period, page 49

28.

Comment:  Please explain how the supplemental purchase period is different or in addition to the prefunding period.

Response: The supplemental purchase period deals with the amortization of the trust student loans during the period between the statistical cutoff date and the closing date.  During the supplemental purchase period, the issuing entity will use cash proceeds from the issuance of the notes to purchase additional collateral so that the total amount of trust student loans, after giving effect to the additional collateral purchased during the supplemental purchase period, will be approximately equal to the amount of trust student loans on the statistical cutoff date.  In contrast, the prefunding period deals with the overissuance of notes on the closing date and the deposit of cash in a prefunding account with the intention of purchasing additional collateral after the closing date to back those notes.  During the prefunding period, the issuing entity will use the cash in the prefunding account to purchase additional collateral so that the total amount of trust student loans, including the additional amount purchased during the prefunding period, will be approximately equal to the aggregate amount of notes issued on the closing date.

Derivative Agreements, page 108

29.

Comment:  We note the language on page 4, “[a]n issuing entity may also have among its assets various agreements with counterparties providing for interest rate and/or currency swap agreements . . ., or other similar derivative agreements.” We also note the disclosure on page 108, “or other similar derivative agreements pursuant to which the issuing entity will have the right to receive particular payments of interest or foreign currency, or other payments . . .  as described in the related prospectus supplement.” Please revise to delete your reference to “other similar derivative agreements” and “other payments.” We view this as a catch-all.  Instead, please disclose and describe all forms of credit enhancement and payments reasonably contemplated to be included in an actual takedown.  Similarly, delete the bullet point “derivative agreements that provide credit enhancement,” at page 105.

Response: The base prospectus has been revised in accordance with this comment.  Please see pages 4, 105 and 108 of the base prospectus.

Please contact me at 917-777-4400 or rauerbach@mckeenelson.com, or my partner Matt Joseph at 917-777-4333 or mjoseph@mckeenelson.com, should you want to discuss any of the matters raised in this letter.

Sincerely,

                                                                   /s/ Reed D. Auerbach

Reed D. Auerbach

cc:

Fay Triffler

JPMorgan Chase Bank, National Association

Eve Ngan

JPMorgan Chase Bank, National Association